UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(F)-1 THEREUNDER

SMSA KERRVILLE ACQUISITION CORP.
(Exact name of company as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	000-54275 (Commission File Number)	27-3924073 (IRS Employer Id. No.)

2591 Dallas Parkway, Suite 102,
Frisco, TX 75034
(Address of principal executive offices, including zip code)

(469) 633-0100
(Company’s telephone number, including area code)

SMSA KERRVILLE ACQUISITION CORP.
2591 Dallas Parkway, Suite 102
Frisco, TX 75034
______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

August 10, 2012
_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about August 10, 2012 to holders of record on August 9, 2012 of shares of common stock, par value $0.00l per share (“Common Stock”), of SMSA Kerrville Acquisition Corp., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.  This Information Statement is being delivered in connection with the appointment by the existing directors of a new Board of Directors of the Company (the “Board”) followed by the resignation of the existing directors pursuant to the terms of the transactions (“Transactions”) described below.  The appointment will become effective upon the closing of the transactions described below, but not sooner than August 20, 2012, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the sale of 8,020,028,000 shares (the “Sale”) of common stock of the Company, and result in a change of control of the Company.

As of August 9, 2012, the Company had 10,025,034 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of Transactions that will be consummated at a closing on or after August 9, 2012 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing Date of the Transactions.  Additional information about the Company and the Transactions will be contained in the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) after the Closing Date of the Transactions.  The Form 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC’s website at http://www.sec.gov.

THE TRANSACTIONS

On June 22, 2012, Kevin B. Halter, Jr. and Jonathan Chen executed a Stock Purchase Agreement, pursuant to which Jonathan Chen will purchase 8,020,028 shares of common stock from Kevin B. Halter, Jr.. As a result of the transaction described above, Jonathan Chen will own approximately 80.00% of the then outstanding Common Stock of the Company.

Upon the completion of the transactions, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing director, Kevin B. Halter, Jr. will resign as directors and appoint Jonathan Chen as the new director of the Company.

All current officers of the Company will resign upon completion of the Exchange, and the new Board will appoint new officers of the Company.

GENERAL

SMSA Kerrville Acquisition Corp. (Company) through the Company's wholly-owned subsidiary provides EDGARizing services to various commercial and Corporate entities. Our primary service is the EDGARization of corporate documents that require filing on EDGAR, the Electronic Data Gathering, Analysis, and Retrieval system maintained by the Securities and Exchange Commission.  EDGAR performs automated collection, validation, indexing, acceptance, and forwarding of submissions by companies and others who are required by law to file forms with the Securities and Exchange Commission.  These documents include registration statements, prospectuses, annual reports, quarterly reports, periodic reports, debt agreements, special proxy statements, offering circulars, tender offer materials and other documents related to corporate financings, acquisitions and mergers. We receive our clients’ information in a variety of media, and reformat it for distribution, either in print, digital or Internet form.  Neither the Company nor its wholly-owned subsidiary have any past or present  affiliation with the U. S. Securities and Exchange Commission in any manner. The Company was incorporated under the laws of the State of Nevada on May 3, 2012, and has its principal office in Frisco, Texas.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.

Director Name of Person	Age	Position and Office Held with the Company	Since
Kevin B. Halter, Jr.	52	President, Secretary, CFO, CEO, COB and Director	2010

Business Experience

Board of Directors and Executive Officers

Kevin B. Halter, Jr.

Mr. Halter has served as a member of the Board, and as the Company’s CEO, Chief Financial Officer and Secretary since December 2010.  Mr. Halter has been President of Securities Transfer Corporation since 1987, an SEC registered stock transfer company.  He has been a President and Director of Halter Capital Corp., since 1987.  From 1994 to September 3, 2010 he has served as Vice President and Director of Millennia, Inc. From August 4, 1998 until February 27, 2004 he was a Director and Secretary-Treasurer of Millennia Tea Masters, Inc., now known as VoIP, Inc.  From January 31, 2005 until March 2005 he was President and a Director of Meditech, Inc., now known as Deli Solar (USA) Inc.  From March 30, 2005 until January 30, 2006 he was President and a Director of Strong Technical, Inc., now known as Zhongpin, Inc.  From October 18, 2005 until December 7, 2005, he was President and a Director of General Devices, Inc., now known as Aduromed Industries, Inc.  From February 21, 2006 until February 5, 2008 he was President and a Director of Rub A Dub Soap, Inc., now known as Sentaida Tire Company Limited.

Officers are appointed by and serve at the will of the Board of Directors.

General

Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.

NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the Transactions, the following persons will be the directors and officers of the Company:

Names:	Age	Titles:
Jonathan Chen	52	Chairman, Chief Executive Officer, President, Secretary and Director

Business Experience

Mr. Chen is the CEO of Guwenhua Communication Co., an Chinese on line education institute, in Hong Kong and Beijing since June 2012.  He was the CEO of Taipei Pan Pacific Satellite Co., from June 1991 to May 2012. He was the CEO of Ju Shen Communication Co. from May 1985 to August 1987,. He was the President of Rexall USA – Triple Diamond from March 1996 to August 2000.

Education:

University of Texas- Dallas, Texas

B.S.

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.  The Board of Directors will seek other qualified individuals to serve on the Board and to form committees to do the Board’s work.

Currently, our directors are not compensated for their services, although their expenses in attending meetings are reimbursed.  Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

Directors and Executive Officers

Jonathan Chen has been CEO of Guwenhua Communication Co., a Chinese on line education institute, in Hong Kong and Beijing since June 2012.

CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board performs these functions.  Because the Company has had only three directors who own over a majority of the voting securities of the Company, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations.  The Board has not established an audit or compensation committee for similar reasons.  Immediately following completion of the Transactions, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2012, the Board of Directors held one meeting.

EXECUTIVE COMPENSATION

Executive Compensation

Neither the Company nor its subsidiary pay any compensation to its officers and directors and have not paid compensation in any amount or of any kind to its executive officers or directors for the years ended 2010 and 2011.  There are no stock options or other derivative securities outstanding.

No stock has been issued to any officer, employee or director of the company except in their capacity as investors.  Although we have no current plan in existence, we may adopt a plan to pay or accrue cash compensation to our officers and directors for services rendered.  We currently do not have a stock incentive plan for the benefit of officers, directors or employees, but our Board of Directors may recommend the adoption of such programs in the future.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5.  To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2011, all Section 16(a) filing requirements applicable to its insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of August 10, 2012, the Company has issued and outstanding 10,025,034  shares of Common Stock.  There is no other class of voting security of the Company issued or outstanding.  The following table sets forth the number of shares of Common Stock beneficially owned as of August 10, 2012, by (i) each director, (ii) each executive officer named in the Summary Compensation Table and (iii) each person known to own beneficially more than 5% of our stock, and (iv) all directors, named executive officers and other executive officers as a group.  We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date.  Beneficial ownership generally includes voting and investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, with respect to each of our named director and executive officer, each person known to us to be the beneficial owner of more than five percent (5%) of said securities, and all of our directors and executive officers as a group:

Name of Beneficial Owner	Title of Class	Amount of Beneficial Ownership	Percent Before Offering (2)

Jonathan Chen(1) President, Chief Executive Officer, Secretary and Director	Common	8,020,028	80.00%

All Directors and Officers	Common	8,020,028	80.00%

(1)			The business address of the directors and executive officers is: c/o SMSA Kerrville Acquisition Corp. is D2-6F #219 Minquan Road, New Taipei, Dan-Shu District #25159, Taipei, Taiwan.

Shares of Common Stock
Beneficial ownership generally includes voting and investment power with respect to the securities.  Unless otherwise, the Company is not aware of any arrangement which might result in a change in control in the future.

Code of Ethics

The Company has not yet adopted a comprehensive written code of ethics. It is generally the Company’s policy that its operations are to be conducted in compliance with the law and with the highest ethical standards.

Director Compensation

Our directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business.  The directors must be present at the meeting to constitute a quorum.  However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Directors do not receive compensation for their services.

By Order of the Board of Directors

/s/ Kevin B. Halter, Jr.
Kevin B. Halter, Jr.